UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of
September 2019

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K and its exhibits are being incorporated by reference into the Registrant’s Form F-3 Registration Statements (File Nos. 333-212643, 333-216973, 333-220304, 333-226387) and Form S-8 (File No. 333-213284).

RADA report the death of one of its directors, Mr. Israel Livnat

NETANYA, Israel, September 12, 2019 - RADA Electronic Industries Ltd. (NASDAQ: RADA) regrets to report the death of one of its directors, Israel Livnat, who passed away on September 11, 2019 after an illness.  Mr. Livnat served on the Company's Board of Directors since 2016.  Mr. Livnat was the founder and Chairman of Anteo WW AG, which developed a software platform for physical-security, cyber-security safety and other business continuity applications. Previously, Mr. Livnat had a long and distinguished career at leading defense and software companies in Israel and was awarded the prestigious Israeli Industry Prize for 2004. He will be missed by the Company.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Company Contact: Avi Israel, CFO Tel: +972-9-892-1111 mrkt@rada.com www.rada.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Ltd.
(Registrant)
By: /s/ Dov Sella
Dov Sella
Chief Executive Officer

Date:  September 12, 2019